UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 16, 2023
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Commission File Number: 001-38863
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Jumia Technologies AG
(Translation of registrant’s name into English)
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Skalitzer Straße 104
10997 Berlin, Germany
+49 (30) 398 20 34 54
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 16, 2023, Jumia Technologies AG will hold a conference call regarding its unaudited financial results for the quarter and full year ended December 31, 2022. A copy of the related press release is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release of Jumia Technologies AG dated February 16, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance & Operations and Member of the Management Board
Date: February 16, 2023